UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Anterix Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

03676C100
(CUSIP Number)

William Heard

c/o Heard Capital LLC

1 N. Wacker Drive, Suite 3650

Chicago, IL 60606
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100

1	NAME OF REPORTING PERSON Heard Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,752,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,752,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100

1	NAME OF REPORTING PERSON Heard Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,752,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,752,138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100

1	NAME OF REPORTING PERSON William E. Heard Declaration of Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,752,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,752,138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03676C100

1	NAME OF REPORTING PERSON William Heard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,752,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,752,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03676C100

Explanatory Note

This Schedule 13D (the “Schedule 13D”) amends and supersedes the Schedule 13G previously filed by Heard Capital LLC (“Heard Capital”) on February 13, 2023, as amended on February 13, 2024 (the “Schedule 13G”), and is being filed as a result of William Heard, the Chief Executive Officer and Chief Investment Officer of Heard Capital, consenting to be named as a director nominee for election to the Board of Directors (the “Board”) of the Issuer (as defined below), on or about May 28, 2024.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Anterix Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by:

(i)	Heard Capital, a Delaware limited liability company, with respect to the Shares directly and beneficially owned by it;

(ii)	Heard Investment Manager LLC, a Delaware limited liability company (“Heard Investment Manager”), with respect to the Shares directly and beneficially owned by it;

(iii)	William E. Heard Declaration of Trust, an Illinois trust (the “Trust”), with respect to the Shares directly and beneficially owned by it; and

(iv)	William Heard, as manager of each of Heard Capital and Heard Investment Manager and trustee and sole beneficiary of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is 1 N. Wacker Drive, Suite 3650, Chicago, IL 60606.

(c) The principal business of Heard Capital is investing in public equities in the technology, media, telecommunication, financial and industrial sectors and serving as the investment manager of (i) Heard High Conviction Long Only Fund LLC (“Long Only Fund”), (ii) Heard Opportunity Master Fund, L.P. (“Opportunity Master Fund”), which serves as the master fund in which Heard Opportunity Fund LLC (“Opportunity Fund LLC”) invests substantially all of its investable assets and (iii) certain separately managed accounts (the “SMAs”). The principal business of Heard Investment Manager is serving as the sole member with a vested interest in Heard Capital. The principal business of the Trust is serving as the sole member of various entities, including Heard Investment Manager. Mr. Heard is the sole trustee of the Trust and serves as the Chief Executive Officer and Chief Investment Officer of Heard Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Heard Capital and Heard Investment Manager are organized as limited liability companies in Delaware, the Trust is an Illinois trust and Mr. Heard is a citizen of the United States of America.

CUSIP No. 03676C100

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons and held by the Long Only Fund and the SMAs were purchased with working capital in open market purchases. The aggregate purchase price of the 1,752,138 Shares beneficially owned by the Reporting Persons is approximately $75,101,645.54, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On May 28, 2024, Mr. Heard submitted his consent to the Issuer to be named as a director of the Board, and on July 3, 2024, the Issuer filed its definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “Annual Meeting”), naming Mr. Heard as a director candidate of the Issuer to be elected to the Board at the Annual Meeting. If Mr. Heard is not elected by the Issuer’s stockholders at the Annual Meeting, the Reporting Persons may nonetheless work constructively with members of the Issuer’s management team and Board in an effort to continue enhancing and maximizing stockholder value. As a result of Mr. Heard being nominated as a director candidate for election to the Board, the Reporting Persons are converting the beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 18,569,297 Shares outstanding as of June 21, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 26, 2024.

A.	Heard Capital

(a)	As of the date hereof, 1,115,500 shares were held in Long Only Fund and 636,638 Shares were held in the SMAs. As the investment manager of Long Only Fund and the SMAs, Heard Capital, therefore, beneficially owns these 1,752,138 Shares. Securities of the Issuer may be deposited or otherwise held in Long Only Fund or the SMAs; however, pursuant to the investment management agreements between (i) Heard Capital and Long Only Fund and (ii) Heard Capital and the SMAs, neither Long Only Fund nor the SMAs have any voting, disposition or investment power over the securities of the Issuer, as all such voting, disposition and investment power over of such securities is held by Heard Capital.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,752,138

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,752,138

CUSIP No. 03676C100

B.	Heard Investment Manager

(a)	As of the date hereof, 1,115,500 shares were held in Long Only Fund and 636,638 Shares were held in the SMAs. As the sole member with a vested interest in Heard Capital, Heard Investment Manager may be deemed the beneficial owner of the 1,752,138 shares beneficially owned by Heard Capital.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,752,138

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,752,138

C.	The Trust

(a)	As of the date hereof, 1,115,500 shares were held in Long Only Fund and 636,638 Shares were held in the SMAs. As the sole member of Heard Investment Manager, which is the sole member with a vested interest in Heard Capital, the Trust may be deemed the beneficial owner of the 1,752,138 shares beneficially owned by Heard Capital.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,752,138

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,752,138

D.	William Heard

(a)	As of the date hereof, 1,115,500 shares were held in Long Only Fund and 636,638 Shares were held in the SMAs. As the sole trustee of the Trust, which is the sole member of Heard Investment Manager, which is the sole member with a vested interest in Heard Capital, Mr. Heard may be deemed the beneficial owner of the 1,752,138 shares beneficially owned by Heard Capital. Mr. Heard is the only individual that possesses voting power and investment power over the 1,752,138 Shares beneficially owned by Heard Capital.[2]

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,752,138

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,752,138

(c) Each of Heard Investment Manager, the Trust and Mr. Heard has not entered into any transactions during the past sixty days. The transactions in the Shares on behalf of Heard Capital through Opportunity Fund LLC and the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference. As of the date hereof, each of Opportunity Master Fund and Opportunity Fund LLC no longer own any Shares.

[2]	Heard Capital has an internal policy that would allow certain personnel of Heard Capital to perform trades necessary to wind down Heard Capital in the event that Mr. Heard died or otherwise became incapacitated in certain circumstances.

CUSIP No. 03676C100

(d) No persons other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 29, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Additionally, if Mr. Heard is elected as a director of the Issuer, he intends to comply with all applicable policies of the Issuer, including, without limitation, policies related to the trading of the Issuer’s securities.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated July 29, 2024, by and among Heard Capital LLC, Heard Investment Manager LLC, William E. Heard Declaration of Trust and William Heard.

CUSIP No. 03676C100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024

HEARD CAPITAL LLC

By:	/s/ William Heard
Name:	William Heard
Title:	Chief Executive Officer and Chief Investment Officer

HEARD INVESTMENT MANAGER LLC

By:	/s/ William Heard
Name:	William Heard
Title:	Chief Executive Officer

WILLIAM E. HEARD DECLARATION OF TRUST

By:	/s/ William Heard
Name:	William Heard
Title:	Sole Trustee

/s/ William Heard
William Heard

CUSIP No. 03676C100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

HEARD CAPITAL LLC
(Through Opportunity Fund LLC and the SMAs)

Sale of Common Stock	(826)	34.0449	05/30/2024
Sale of Common Stock	(2,000)	33.8242	05/30/2024
Sale of Common Stock	(1,024)	33.9950	05/31/2024
Sale of Common Stock	(5,400)	29.7718	06/24/2024
Sale of Common Stock	(2,000)	30.6055	06/25/2024
Sale of Common Stock	(2,500)	31.5214	06/25/2024
Sale of Common Stock	(2,500)	30.6092	06/25/2024
Sale of Common Stock	(2,500)	31.0548	06/25/2024
Sale of Common Stock	(1,500)	31.5114	06/26/2024
Sale of Common Stock	(1,500)	31.2302	06/26/2024
Sale of Common Stock	(1,500)	31.2560	06/26/2024
Sale of Common Stock	(1,500)	31.5650	06/26/2024
Sale of Common Stock	(1,510)	36.6007	06/27/2024
Sale of Common Stock	(1,500)	36.5130	06/27/2024
Sale of Common Stock	(5,000)	39.4256	07/01/2024
Sale of Common Stock	(7,000)	39.6362	07/08/2024
Sale of Common Stock	(150)	40.7083	07/09/2024
Sale of Common Stock	(3,300)	40.7083	07/09/2024
Sale of Common Stock	(20)	40.7083	07/09/2024
Sale of Common Stock	(110)	40.7083	07/09/2024
Sale of Common Stock	(200)	40.7083	07/09/2024
Sale of Common Stock	(100)	41.6893	07/11/2024
Sale of Common Stock	(75)	41.6893	07/11/2024
Sale of Common Stock	(4,500)	41.6893	07/11/2024
Sale of Common Stock	(7)	41.6893	07/11/2024
Sale of Common Stock	(90)	41.6893	07/11/2024